UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 21)
TRANSATLANTIC HOLDINGS, INC.

(Name of Subject Company)
TRANSATLANTIC HOLDINGS, INC.

(Names of Persons Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)
Gary A. Schwartz
Executive Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Lois Herzeca, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 21 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Transatlantic Holdings, Inc., a Delaware corporation (“Transatlantic”), with the Securities and Exchange Commission (the “SEC”) on July 28, 2011 and amended on August 8, 2011, August 12, 2011, August 19, 2011, September 2, 2011, September 12, 2011, September 16, 2011, September 20, 2011, September 23, 2011, September 26, 2011, September 30, 2011, October 7, 2011, October 11, 2011, October 14, 2011, October 21, 2011, October 28, 2011, November 1, 2011, November 4, 2011 (two amendments), November 14, 2011 and November 21, 2011 relating to the unsolicited offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), upon the terms and subject to the conditions set forth in (i) its Prospectus/Offer to Exchange, dated August 19, 2011 (as amended or supplemented from time to time, the “Offer to Exchange”) and (ii) the related Letter of Transmittal (together with the Offer to Exchange, and any amendments or supplements thereto, the “Exchange Offer”). Validus filed a Tender Offer Statement on Schedule TO dated July 25, 2011 (as amended or supplemented from time to time, the “Schedule TO”), and a registration statement on Form S-4, dated July 25, 2011 (as amended or supplemented from time to time, the “Registration Statement”) relating to the securities to be issued in connection with the Exchange Offer. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 2.	Identity and Background of Filing Person.
The Exchange Offer.
     Item 2 is hereby amended and supplemented by adding the following disclosure:
     “On November 28, 2011, Validus filed a final amendment to its Schedule TO to report that it withdrew the Exchange Offer. The Exchange Offer expired at 5:00 p.m., Eastern time, on November 25, 2011. At the expiration of the Exchange Offer, certain conditions to the Exchange Offer were not satisfied and Validus did not waive these conditions. No Transatlantic Common Shares were purchased by Validus in the Exchange Offer.”

Item 4.	The Solicitation or Recommendation
Background of the Offer.
     Item 4 is hereby amended and supplemented by adding the following disclosure:
     “On November 28, 2011, Validus filed a final amendment to its Schedule TO to report that it withdrew the Exchange Offer. The Exchange Offer expired at 5:00 p.m., Eastern time, on November 25, 2011. At the expiration of the Exchange Offer, certain conditions to the Exchange Offer were not satisfied and Validus did not waive these conditions. No Transatlantic Common Shares were purchased by Validus in the Exchange Offer.”

Item 9.	Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(50)
Agreement and Plan of Merger, dated as of November 20, 2011, by and among Transatlantic Holdings, Inc., Alleghany Corporation and Shoreline Merger Sub, LLC, filed as Exhibit 2.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 22, 2011 (incorporated herein by reference).

(a)(51)
Amendment No. 1 to Rights Agreement, dated as of November 20, 2011, between Transatlantic Holdings, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, filed as Exhibit 4.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 22, 2011 (incorporated herein by reference).

(a)(52)
Form of Voting Agreement, dated as of November 20, 2011, between Transatlantic Holdings, Inc. and the Alleghany Supporting Stockholders, filed as Exhibit 10.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 22, 2011 (incorporated herein by reference).

(a)(53)
Investor presentation transcript, filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 22, 2011 (incorporated herein by reference).

(a)(54)	Employee FAQ, filed as Exhibit 99.2 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 22, 2011 (incorporated herein by reference).
(a)(55)
Letter to customers and brokers, filed as Exhibit 99.3 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 22, 2011 (incorporated herein by reference).

(a)(56)
Executive Transition Agreement with Robert F. Orlich, filed as Exhibit 10.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 22, 2011 (incorporated herein by reference).

(a)(57)
Presentation of Transatlantic Holdings, Inc. dated November 2011, filed as Exhibit 99.1 to Transatlantic Holdings, Inc.’s Current Report on Form 8-K (SEC File No. 001-10545), dated November 28, 2011 (incorporated herein by reference).

Cautionary Note Regarding Forward-Looking Statements
     In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Alleghany and Transatlantic operate and beliefs of and assumptions made by Alleghany management and Transatlantic management, involve uncertainties that could significantly affect the financial results of Alleghany or Transatlantic or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving Alleghany and Transatlantic, including future financial and operating results, the combined company’s plans, objectives, ratings, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, increasing capital and investments, achieving diversification and returns with minimal integration risk, maintaining financial ratings, integrating our companies, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be effected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, credit rating agencies, customers and competitors; the ability to retain key personnel; the ability to achieve targets for investment returns, revenues, and book value per share; risks that the unsolicited exchange offer and consent solicitation commenced by Validus Holdings, Ltd. disrupt current plans and operation; changes in financial markets, interest rates and foreign currency exchange rates; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of each party’s loss reserves; the cyclical nature of the property and casualty insurance industry; and those additional risks and factors discussed in reports filed with the SEC by Alleghany and Transatlantic from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q. Neither Alleghany nor Transatlantic undertakes any duty to update any forward-looking statements contained herein.
Additional Information about the Proposed Transaction and Where to Find It
     In connection with the proposed transaction, Alleghany intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Alleghany and Transatlantic that also constitutes a prospectus of Alleghany. Transatlantic and Alleghany also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Alleghany and Transatlantic with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Alleghany at Alleghany Corporation, 7 Times Square Tower, New York, New York 10036.
     Alleghany and Transatlantic and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s preliminary consent revocation statement filed with the SEC on September 20, 2011 (the “Preliminary Revocation Statement”). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Alleghany or Transatlantic using the sources indicated above.
     This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Additional Information about the Validus Consent Solicitation
     On November 3, 2011, Validus filed an amended preliminary consent solicitation statement with the SEC relating to Validus’s proposals to, among other things, remove all of Transatlantic’s directors and nominate three new directors to the Transatlantic Board. Transatlantic has filed with the SEC the Preliminary Revocation Statement in connection with Validus’s solicitation of written consents. Investors and security holders are urged to read the Preliminary Revocation Statement and Transatlantic’s definitive consent revocation statement, when it is available, because they contain important information. Investors can get the Preliminary Revocation Statement, the definitive revocation statement, when it is available, and any other relevant documents for free at the SEC’s website (www.sec.gov). You may also obtain these documents for free by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com.
     Transatlantic, Alleghany and their respective directors and executive officers may be deemed to be participants in a solicitation of Transatlantic’s stockholders in connection with the Validus consent solicitation. Information about Transatlantic’s directors and executive officers, and a description of their direct or indirect interests, by security holdings or otherwise, is available in Transatlantic’s Preliminary Revocation Statement, which was filed with the SEC on September 20, 2011. Information about Alleghany’s directors and executive officers is available in Alleghany’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Stockholders.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSATLANTIC HOLDINGS, INC.
	By:	/s/ Gary A. Schwartz
Gary A. Schwartz
Executive Vice President and General Counsel

Date: November 28, 2011